Exhibit 1.1

July 14, 2016

PRIVATE & CONFIDENTIAL

GOLDEN QUEEN MINING CO. LTD.

1066 West Hastings Street, Suite 2300

Vancouver, British Columbia

V6E 3X2

Attention: Thomas Clay – Chairman and Chief Executive Officer

Dear Sirs:

Re: – Proposed Bought Deal Financing

Cormark Securities Inc. (“Cormark”), on its own behalf or on behalf of a syndicate of underwriters to be named and led by Cormark (collectively, the "Underwriters"), hereby agrees to purchase for resale, on a bought deal basis, an aggregate of 8,970,000 units (the “Units”) of Golden Queen Mining Co. Ltd. (the "Company") at a price of $1.45 per Unit (the “Offering Price”) for aggregate gross proceeds of approximately $13 million (the “Offering”). In addition, the Company will grant the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 1,345,000 Units (the “Over-Allotment Units”) at the Offering Price, for additional gross proceeds of up to $1,950,000 for the purpose of covering the Underwriters’ over-allocation position and for market stabilization purposes. The Over-Allotment Option shall be exercisable, in whole or in part, at any time and from time to time for up to 30 days from and including the Closing Date. Each Unit will consist of one common share (each a “Common Share”) of the Company and one-half of one Common Share purchase warrant of the Company. Each whole Common Share purchase warrant (a “Warrant”) will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price equal to $2.00 for a period of 36 months following Closing (as hereinafter defined). The completion of the Offering shall be subject to the receipt of all necessary regulatory approvals, including the conditional approval of the TSX Exchange (“TSX”) prior to Closing (as hereinafter defined), and the other conditions listed herein.

The Underwriters will endeavor to arrange for substituted purchasers for the Units in accordance with applicable securities laws. The Units will be offered for sale in (i) the Provinces of British Columbia, Alberta and Ontario, (the “Canadian Offering Jurisdictions”) by way of a prospectus supplement to a final base shelf prospectus dated March 18, 2015 in respect of the Offering to be filed in each of the Canadian Offering Jurisdictions pursuant to National Instrument 44-102 - Shelf Distributions (“NI 44-102”); (ii) the United States to persons which qualify as “institutional investors” under the laws and regulations of their respective states of domicile, pursuant to a preliminary and then final prospectus supplement to base shelf prospectus in the Company’s effective registration statement on Form S-3, File No. 333-211141; and (iii) jurisdictions outside of Canada and the United States, in each case in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction.

Certain terms and conditions of the Offering are as set out in the Term Sheet (the “Term Sheet”) attached hereto as Schedule “A” and are incorporated by reference herein.

1.	The offer contained in this letter is open for acceptance by the Company until 7:30 am (Toronto time) on July 14, 2016.

2.	The parties acknowledge that the Underwriters will be entitled to sell the Units (i) to investors in Canada under a prospectus supplement to a final base shelf prospectus dated March 18, 2015 filed with securities regulators in each of the Canadian Offering Jurisdictions; (ii) to institutional investors in the United States and to all investors outside the United States pursuant to a preliminary and then final prospectus supplement to base shelf prospectus in the Company’s effective registration statement on Form S-3, File No. 333-211141 and pursuant to available United States state “blue sky” and securities laws registration exemptions; and (iii) to investors resident in jurisdictions outside of Canada and the United States, in each case in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction. The Company shall provide such supplemental disclosure as is required for any offering of the Units into the United States.

3.	The closing of the Offering will occur at the offices of counsel to the Company at 8:00 a.m. (Toronto time) on July 25, 2016 (the “Closing Date”), or such other date as may be permitted under applicable securities laws and as agreed between the Company and the Underwriters, acting reasonably.

4.	The Company will prepare and file with the British Columbia Securities Commission (in its capacity as the designated and principal regulator under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions (“NP 11-202”)) and with each of the securities regulatory authorities in the Canadian Offering Jurisdictions within two (2) business days following reconfirmation of the Offering a prospectus supplement to a final base shelf prospectus dated March 18, 2015 in respect of the Offering (the “Canadian Prospectus Supplement”), in compliance with all applicable laws using the short form prospectus distribution system as provided in NP 11-202 and NI 44-101. The Canadian Prospectus Supplement shall be in form and substance satisfactory to the Underwriters and in compliance with applicable securities laws of the Canadian Offering Jurisdictions.

5.	The Company has prepared and filed or will prepare and file with the United States Securities and Exchange Commission no later than the date hereof a preliminary prospectus supplement to base shelf prospectus in the Company’s effective registration statement on Form S-3, File No. 333-211141 complying with the requirements of the United States Securities Act of 1933, as amended, and its implementing regulations, prior to making any offers in the United States, and will prepare and file with the United States Securities and Exchange Commission a final prospectus supplement within two (2) business days of final pricing of the Offering (the “U.S. Prospectus Supplement, together with the Canadian Prospectus Supplement, the “Prospectus Supplements”).

6.	Forthwith upon acceptance of this offer by Cormark, Cormark on behalf of the Company will issue a press release, in the form attached as Schedule “B”, respecting the agreement formed hereby and the Company agrees upon acceptance of the offer contained herein, if necessary, to notify the Toronto Stock Exchange (the “TSX”) and request that the trading of the shares on the TSX be halted. In order to do so, the Company must send a copy of the press release, by email or fax, to the TSX. To deal with the possibility that the Units may be sold to United States purchasers, an appropriate legend concerning United States sales shall be included on each page of the press release.

7.	Prior to the filing of the Prospectus Supplements in the United States and Canada, the Company shall allow and assist the Underwriters and their counsel to participate fully in the preparation of, and to approve the form of, the Prospectus Supplements, and to review all documents incorporated by reference therein, and, during the course of the Offering, shall allow the Underwriters to conduct all due diligence investigations which the Underwriters may reasonably require to fulfil their obligations as underwriters and to execute the certificate required of them in the Canadian Prospectus Supplement.

8.	On the Closing Date, the Company shall deliver to the Underwriters (i) evidence of all requisite approvals; (ii) certificates of responsible officers of the Company; (iii) favourable legal opinions of counsel to the Company in respect of (A) corporate and securities matters; (B) the Company’s material subsidiaries; and (C) title to the Company’s material mineral projects; (iv) a comfort letter from the auditors of the Company; (v) an opinion and Rule 10b-5 negative assurance statement of Dorsey & Whitney LLP, as United States counsel for the Company, addressed to the Underwriters, in such form and substance as may be reasonably satisfactory to counsel for the Underwriters, and (vi) such other documents as the Underwriters may reasonably request, in each case in a form customary for transactions of this nature and all in a form satisfactory to the Underwriters, acting reasonably.

9.	The Underwriters and the Company shall negotiate, in good faith, an underwriting agreement (the “Agreement”) which shall incorporate the terms and conditions hereof and contain such additional representations, warranties, conditions and indemnities customary for agreements of this nature. The Company shall also indemnify the Underwriters in the manner set out in Schedule “C”.

10.	The Underwriters (or any of them) will be entitled to terminate their commitment if prior to the Closing Date:

(a)	material change - there shall be any material change or change in a material fact in the affairs of the Company, or there should be discovered any previously undisclosed material fact in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Units or of the Company;

(b)	disaster out - (i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX or any securities regulatory authority or any law or regulation is enacted or changed which in the reasonable opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict the trading of the Units of the Company or materially and adversely affects or may materially and adversely affect the market price or value of the Units or of the Company; or (ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which in the reasonable opinion of the Underwriters seriously adversely affects, or involves, or will, or could reasonably be expected to, seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole; or

(c)	breach – the Company is in breach of any material term, condition or covenant of this letter or the Agreement or any material representation or warranty given by the Company in this letter agreement or the Agreement is or becomes false.

11.	The Company agrees not to issue any common shares or securities convertible into common shares for a period of 90 days from the Closing Date without the prior written consent of Cormark except in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Company and other share compensation arrangements; (ii) the exercise of outstanding warrants or other convertible securities; and (iii) bona fide acquisitions by the Company.

12.	The Company agrees to use best commercial efforts to ensure that each of the Directors and Officers of the Company enter into a lock-up agreement to be executed concurrently with the closing of the Offering, that for a period of 90 days from the Closing Date, each will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any common shares of the Company, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of common shares of the Company, whether such transaction is settled by the delivery of common shares of the Company, other securities, cash or otherwise other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Company without the prior written consent of Cormark, such consent shall not be reasonably withheld or delayed by Cormark.

13.	The Company will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Common Shares and the filing of the Prospectus Supplements in the United States and Canada; (ii) the fees and expense of the Company’s legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) the reasonable fees and disbursements (including applicable taxes) of the Underwriters’ legal counsel, up to US$75,000. All fees and expenses incurred by the Underwriters or on their behalf shall be payable by the Company immediately upon receiving an invoice therefore from the Underwriters and shall be payable whether or not the Offering or the Agreement is completed. At the option of the Underwriters, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company on the Closing Date.

14.	The Company has filed the Term Sheet as a free-writing prospectus under Rule 433 under the United States Securities Act of 1933, as amended, and hereby authorizes each of the Underwriters to provide a copy of the Term Sheet (with such adjustments as are permitted under applicable Canadian and United States securities laws) to potential investors in connection with the Offering at any time, and from time to time.

15.	Cormark shall have the right to invite additional underwriters, which are satisfactory to the Company, acting reasonably, to participate in the Offering.

16.	The Company shall pay to the Underwriters a cash commission (the “Commission”) equal to 6.0% of the gross proceeds from the sale of the Units. Orders placed under the President’s List, up to a maximum of $3,000,000, will be eligible for 2/3rd’s of the full Commission. All other orders will be subject to full Commission. The gross proceeds of the sale of the Units, less an amount equal to the Commission and the Underwriters’ other costs and expenses (as provided for in Section 12), shall be paid by the Underwriters to the Company on the Closing Date. As additional compensation, the Underwriters will be issued broker warrants (the “Broker Warrants”) exercisable to acquire that number of common shares as is equal to 6.0% of the aggregate number of common shares issued pursuant to the Offering. Each Broker Warrant shall entitle the holder thereof to acquire one common share at a price of $2.00 per common share for a period of 36 months following the Closing Date.

17.	The Company represents and warrants that it has not made any undisclosed significant acquisition as such term is defined in Part 8 of National Instrument 51-102 in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into the prospectus contemplated by Section 4 above, and has not entered into any agreement or arrangement in respect of a transaction that would be a proposed significant acquisition (as such terms are defined in NI 44-101);

18.	The Company confirms that it is a reporting issuer not in default in British Columbia, Alberta and Ontario and that it is an eligible short form prospectus issuer in those provinces under NI 44-101; and a reporting issuer in the United States pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended, and is current in its filings required under such act and its implementing regulations.

19.	If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this letter agreement, but this letter agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

20.	Time shall be of the essence with respect to the agreements contained in this letter and all aspects hereof.

21.	This letter constitutes the only agreement between the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, understandings and agreements, whether oral or written, between the Underwriters and the Company with respect to the Offering of the Units.

22.	The terms hereof shall be governed by the laws of the Province of Ontario and all amounts referred to herein shall be payable in Canadian currency.

.… Continued on next page ….

The Underwriters would welcome this opportunity to underwrite this issue on behalf of the Company. Should you wish to accept this offer, please sign and return one copy of this letter to our attention whereupon this letter shall become a binding agreement.

Yours very truly,

CORMARK SECURITIES INC.

Per:	/s/ Darren Wallace
Darren Wallace
Managing Director

Accepted this ___th day of July, 2016

GOLDEN QUEEN MINING CO. LTD.

Per:	/s/Thomas Clay
Thomas Clay
Chairman and Chief Executive Officer

TERM SHEET

July 13, 2016

Issuer:	Golden Queen Mining Co. Ltd. (the “Company”)

Common Share Exchange Listing:	TSX: GQM OTCQX: GQMNF

Offering Structure:	Short-form base shelf prospectus offering in Canada and registered Form S-3 public offering in the United States (the “Offering”)

Offering Size:	C$13,000,000

Underwriters:	Cormark Securities Inc. and M Partners Inc. (the “Underwriters”)

Amount:	8,970,000 Units. Each Unit shall consist of one common share and one-half of one common share purchase warrant (a “Warrant”)

Offering Price:	C$1.45 per Unit

Issue:

8,970,000 Units (a “Unit”)

Each Unit will consist of one Common Share (a “Common Share”) and one-half of one (1/2) Warrant to purchase a Common Share (a “Warrant”)

Each full Warrant entitles its holder thereof to purchase one Common Share at an exercise price of C$2.00 per Warrant Share and is exercisable for a period of 36 months following closing of the Offering.

Over-Allotment Option:	The Company will grant the Underwriters an option to purchase up to an additional 1,345,000 Units at the Offering Price. The Over-Allotment Option shall be exercisable, in whole or in part, at any time and from time to time for up to 30 days from and including the Closing Date.

Use of Proceeds:

The Company intends to use the net proceeds of this Offering, for the repayment of debt and for general corporate and working capital purposes

The Company intends to disburse the funds as will be stated in the Prospectus Supplement. There may be circumstances, however, where for sound business reasons a reallocation of funds may be necessary.

Jurisdictions:	The Offering is being made concurrently in the provinces of British Columbia, Alberta and Ontario and in the United States. No securities will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

Eligibility:

Canada: Eligible for RRSPs, RRIFs, RESPs, TFSAs, and deferred profit sharing plans or registered disability savings plans.

United States: Qualified Institutional Investors.

Holders are urged to consult their own tax advisors with respect to United States and Canadian federal, provincial, territorial, local and foreign tax consequences of purchasing, holding and disposing of the Units.

Commission	Cash commission of 6.0% of gross proceeds from the sale of Units pursuant to the Offering. As additional compensation, the Underwriters will be issued broker warrants (the “Broker Warrants”) exercisable to acquire that number of common shares as is equal to 6.0% of the aggregate number of common shares issued pursuant to the Offering. Each Broker Warrant shall entitle the holder thereof to acquire one common share at a price of $2.00 per common share for a period of 36 months following the Closing Date.

President’s List	Orders placed under the President’s List, up to a maximum of $2,500,000, will be eligible for 2/3rd’s of the full Commission. All other orders will be subject to full Commission.

Approvals:	Prior to the Closing Date, the Company will obtain all requisite regulatory, stock exchange and corporate approvals for the Offering, including conditional approval of the TSX for the listing of any common shares to be issued pursuant to the Offering.

Closing Date:	On or about July 25, 2016, or such other date as may be agreed upon by the Company and the Underwriters. Settlement in T+5 business days.

Syndicate:	Cormark Securities Inc. (1) (2)	80%
	M Partners Inc.	20%

	(1) Sole Book Runner (2) 5% work fee

SCHEDULE "B"

NEWS RELEASE

GOLDEN QUEEN INCREASES THE BOUGHT DEAL FINANCING

TO C$14 MILLION

Vancouver, British Columbia - July 15, 2016 – Golden Queen Mining Co. Ltd. (TSX:GQM; OTCQX:GQMNF) (the “Company” or “Golden Queen”) is pleased to announce that it increased the Offering as entered into an binding agreement dated July 14, 2016 (the “Agreement”) with a syndicate of investment dealers led by Cormark Securities Inc. and including M Partners Inc. (the “Underwriters”) pursuant to which they have agreed to purchase on a bought deal basis the units disclosed in the offering announced on July 13, 2016. The offering comprises 8,970,000 units of the Company (the “Units”) at the price of C$1.45 per Unit (the “Offering Price”) for aggregate gross proceeds in the amount of C$13 million (the “Offering”). Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, has acted as financial advisor in connection with the transaction. Each Unit is comprised of 1 common share of the company and 1 half warrant, with each whole warrant exercisable at an exercise price of C$2.00 per common share, for a period of 36 months following the closing of the Offering.

The Company has granted the Underwriters an option to purchase 1,345,000 additional Units at the Offering Price to raise additional gross proceeds of up to C$1,950,250 for a period of 30 days after and including the Closing Date to cover over-allotments, if any, and for market stabilization purposes. If the option is exercised in its entirety, the aggregate gross proceeds of the Offering to the Company will be C$14,950,250.

The Company intends to use the net proceeds from the Offering for the partial repayment of the Company’s loans that are due in December 2016 and for general corporate purposes. The Offering is anticipated to close on or about July 25, 2016 (the “Closing Date”) and will be subject to customary conditions and receipt of regulatory approvals, including the approval of the TSX. The Company and the Underwriters anticipate entering into a formal underwriting agreement regarding the Offering that will replace the Agreement, on or about July 18, 2016.

The Units to be issued under the Offering in Canada will be offered by way of a prospectus supplement (the “Prospectus”) which is expected to be filed on July 18, 2016 to accompany the previously filed short form base shelf prospectus of the Company, in British Columbia, Alberta and Ontario. A copy of the Prospectus relating to the Offering in Canada will be available on SEDAR at www.sedar.com. The Prospectus will contain important detailed information about the securities being offered. Investors should read the Prospectus before making an investment decision.

The Units to be issued under the Offering in the United States will be offered by way of a Form S-3 registration statement, and a prospectus and a preliminary prospectus supplement filed with the United States Securities and Exchange Commission (the “SEC”) for which this communication relates. These documents are available on EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any agent or any dealer participating in the offering will arrange to send you the prospectus, preliminary prospectus supplement and, when available, the final prospectus supplement or you may request it from Cormark Securities Inc. at ecm@cormark.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Offers and sales in the United States will only be made to persons which qualify as “institutional investors” under the laws and regulations of their state of domicile.

About Golden Queen Mining Co. Ltd.:

Golden Queen is an emerging gold and silver producer holding a 50% interest in an open pit, heap leach mining operation on the Soledad Mountain property, located just outside the town of Mojave in Kern County in southern California.

For more information visit: www.goldenqueen.com

For further information regarding this news release please contact:

Brenda Dayton

Telephone: 778.373.1557

Email: bdayton@goldenqueen.com

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information and statements within the meaning of applicable Canadian and United States securities laws (herein referred to as "forward-looking statements") that involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All information and statements in this news release that are not statements of historical fact may be forward-looking statements, including the contemplated marketed public offering, the size of such offering, the anticipated closing date and the anticipated use of proceeds. Such statements or information are only intentions and expectations of management and reflect the current beliefs of management and are based on information currently available to management. Actual results and events may differ materially from those contemplated by these forward-looking statements due to these statements being subject to a number of risks and uncertainties. Undue reliance should not be placed on these forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature forward-looking statements involve assumptions and known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions and other forward-looking statements will not occur. Some of the assumptions made by Golden Queen, upon which such forward-looking statements are based, include: the ability of the Golden Queen to obtain all required regulatory approvals in connection with the Offering; future market conditions not being materially different from those generally experienced by Golden Queen during the immediately preceding twelve month period; there will be no material changes to laws, policies and regulations affecting Golden Queen and its operations; and the business operations of the operating businesses of Golden Queen will continue on a basis consistent with prior years.

A number of factors could cause actual results to differ materially from the those expressed or implied by the forward-looking statements, including, but not limited to, unexpected changes in the financial markets (including in the trading price of the securities of Golden Queen) prior to closing of the Offering, unexpected regulatory issues, and changes in the general economic and business conditions pertaining to one or more of Golden Queen and its subsidiaries. Should any risks or uncertainties that face Golden Queen and its subsidiaries materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this news release. Readers are cautioned that the foregoing list of risks is not exhaustive. Additional information on these and other factors that could affect the operations or financial results of Golden Queen and its subsidiaries are included in the Supplement, Golden Queen’s short form base shelf prospectus dated May 16, 2016, and Golden Queen's annual financial statements and Management’s Discussion and Analysis for the year ended December 31, 2015, each of which has been filed under the Company’s profile on SEDAR (www.sedar.com). Although Golden Queen believes that the expectations represented by any forward-looking-statements contained herein are reasonable based on the information available to them on the date of this news release, management cannot assure investors that actual results, performance or achievements will be consistent with these forward-looking statements. Any forward-looking statement herein contained is made as of the date of this news release and Golden Queen does not assume any obligation to update or revise them to reflect new information, events or circumstances, except as required]

SCHEDULE "C"

INDEMNITY

Indemnity to be given by Golden Queen Mining Co. Ltd. (the “Company”) to the Underwriters:

The Company and its subsidiaries or affiliated companies, as the case may be (collectively, the “Company” or the “Indemnitor”) covenants and agrees to indemnify and save harmless the Underwriters, each of their subsidiaries and affiliates, and each of their respective directors, officers, employees, shareholders and agents (collectively, the “Underwriters’ Personnel”, and together with the Underwriters, the “Indemnified Parties”), against any and all losses (other than loss of profits), fees, claims, actions, damages, liabilities, obligations, costs or expenses, whether joint or several, including the reasonable fees and expenses of their counsel (collectively, the “Losses”) that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings that may be made or threatened against any Indemnified Party or to which the Indemnified Parties may become subject or otherwise involved in any capacity under any statute or common law, or otherwise (collectively, the “Claims”) insofar as such Claims arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Indemnified Parties hereunder, or otherwise in connection with the matters referred to in the letter agreement to which this indemnity is attached (the “Engagement”), together with any Losses that are incurred in enforcing this indemnity.

Notwithstanding anything to the contrary contained herein, this indemnity shall not apply to an Indemnified Party in respect of Losses incurred to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i)	the Underwriters and/or the Underwriters Personnel has been negligent or has committed any fraudulent or illegal act in the course of the performance of professional services rendered to the Company by the Underwriters and/or the Underwriters Personnel or otherwise in connection with the matters referred to in this letter agreement; and

(ii)	the Losses, as to which indemnification is claimed, were directly caused by the actions referred to in (i) above.

If for any reason (other than a determination as to any of the events referred to immediately above) this indemnity is unavailable to an Indemnified Party or is insufficient to hold an Indemnified Party harmless in respect of any Claim, the Indemnitor shall contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor and the Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the Losses paid or payable by an Indemnified Party as a result of such Claim, in the amount (if any) in excess of the actual amount of the fees received by the Indemnified Party, if any, under the Engagement.

If any Claim shall be asserted against an Indemnified Party, in respect of which indemnification is or might reasonably be considered to be available hereunder, the Indemnified Party will notify the Company as soon as possible and in any event on a timely basis, of the nature of such Claim and throughout the course thereof, will provide copies of all relevant documentation to the Company, will keep the Company advised of the progress therof and will discuss with the Company all significant actions proposed. The omission to so notify the Company shall not relieve the Company of any liability which the Company may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such Claim or results in any material increase in the liability under this indemnity which the Company would otherwise have incurred had the Indemnified Party not so delayed in giving notice hereunder. The Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement may be made by the Company or the Indemnified Party without the prior written consent of the other. If such defence is assumed by the Company, the Company throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed.

In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on the Indemnified Party’s behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless (i) the Company and the Indemnified Party mutually agree to retain such other counsel or (ii) the named parties to any such Claim (including any third or implicated party) include both the Indemnified Party on the one hand and the Company, on the other hand, and counsel to the Indemnified Party advises that the representation of the Company and the Indemnified Party by the same counsel would be inappropriate for any reason, including for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Company or due to actual or potential conflicting interests, or (iii) the Company has not assumed the defence and employed counsel therefor promptly in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred.

The Indemnitor agrees that in case any legal proceeding shall be brought against, or an investigation is commenced in respect of, the Indemnitor and/or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of the Engagement hereunder, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and out-of-pocket expenses incurred by the personnel of the Indemnified Party in connection therewith) shall be paid by the Indemnitor as they occur.

No admission of liability and no settlement of any Claim shall be made by the Indemnitor without the prior written consent of the Indemnified Parties affected.

To the extent that any Indemnified Party is not a party to this agreement, the Underwriters shall obtain and hold the right and benefit of the indemnity provisions hereunder in trust for and on behalf of such Indemnified Party.

The indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have (including under the Engagement), shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Indemnitor and the Indemnified Parties. The foregoing provisions shall survive the completion of professional services rendered under the letter agreement to which this Schedule “B” is attached or any termination of the authorization given by the letter agreement to which this Schedule “B” is attached.

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